SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                            Commission File Number 333-100621-01

                    WORLD OMNI AUTO RECEIVABLES TRUST 2003-A
(Exact name of registrant and grantor of the Trust as specified in its charter)

                               190 Jim Moran Boulevard
                         Deerfield Beach, Florida 33442
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

World Omni Auto Receivables Trust 2003-A 1.30% Asset-Backed Notes, Class A-1 World Omni Auto Receivables Trust 2003-A 1.46% Asset-Backed Notes, Class A-2 World Omni Auto Receivables Trust 2003-A 1.98% Asset-Backed Notes, Class A-3 World Omni Auto Receivables Trust 2003-A 2.58% Asset-Backed Notes, Class A-4 World Omni Auto Receivables Trust 2002-A 2.35% Asset-Backed Notes, Class B
            (Title of each class of Securities covered by this Form)

                                      None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                Rule 12g-4(a)(1)(i)  [ ] Rule 12h-3(b)(1(ii) [ ]
                Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ]
                Rule 12g-4(a)(2)(i)  [ ] Rule 12h-3(b)(2)(ii)[ ]
                Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6          [X]
                             Rule 12h-3(b)(1)(i) [ ]
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Approximate number of holders of record as of the certification or notice date:
respectively, for each Class described above:

World Omni Auto Receivables Trust 2003-A 1.30% Asset-Backed Notes, Class A-1: 0 World Omni Auto Receivables Trust 2003-A 1.46% Asset-Backed Notes, Class A-2: 21 World Omni Auto Receivables Trust 2003-A 1.98% Asset-Backed Notes, Class A-3: 23 World Omni Auto Receivables Trust 2003-A 2.58% Asset-Backed Notes, Class A-4: 16 World Omni Auto Receivables Trust 2002-A 2.35% Asset-Backed Notes, Class B: 3

Pursuant to the requirements of the Securities Exchange Act of 1934 the undersigned World Omni Financial Corp., as servicer of the World Omni Auto Receivables Trust 2003-A, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 27, 2004                 WORLD OMNI FINANCIAL CORP.,
                                        as Servicer


                                        By: /s/ VICTOR A. DE JESUS
                                            -------------------------
                                        Name:  Victor A. De Jesus
                                        Title: Vice President and Chief
                                               Financial Officer